Exhibit 2

Invitation
Annual General Meeting of Shareholders
Affimed N.V

Heidelberg, May 11, 2015

Dear Shareholder,

On behalf of Affimed N.V. (the “Company”) it is a pleasure to invite you to attend the Annual General Meeting of Shareholders (“AGM”) on Tuesday June 9, 2015. The meeting will be held at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands. The meeting will start at 15.00 hrs. CET.

The business to be conducted at this AGM is set out in the Agenda together with the explanatory notes to the Agenda. You can find the Agenda and other related documents and further information regarding registration and voting by proxy on our website at www.affimed.com. They are also available for inspection at the offices of the Company.

Meeting attendance
Shareholders may attend the meeting if they (i) are a shareholder of the Company on May 12, 2015 (the "Record Date"), (ii) are registered in the shareholders register of the Company on the Record Date, and (iii) have given notice in writing to the Company prior to June 5, 2015 to attend the meeting. The notice will contain the name and the number of shares the person will represent in the meeting.

Registered holders
A shareholder whose ownership is registered directly in the Company's shareholder register on the Record Date (such shareholders, the "Registered Holders") and who wishes to be represented by a proxy must submit a signed proxy to the Company prior to June 5, 2015 to the following contact person via fax or email. These shareholders will receive a confirmation of receipt of proxy from the Company.

Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany
Attn: Michael Wolf
Fax: +49 6221 65307 77
Email: m.wolf@affimed.com

Beneficial Owners
Shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the “Beneficial Owners”) on the Record Date, must also have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned notice in writing to the Company prior to June 5, 2015, and (ii) bring the proxy received from their financial intermediary to the meeting.

For further information, please contact Michael Wolf, at Affimed N.V., Im Neuenheimer Feld 582, 69120 Heidelberg, Germany, Fax: +49 6221 65307 77, or via e-mail m.wolf@affimed.com.

I look forward to your participation on June 9, 2015 at  Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands.

Yours sincerely,

On behalf of the Management Board,

A. Hoess
Chief Executive Officer